UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ For Annual Reports Pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _________ to ________

Commission file number: 0-11399

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners’ Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

Cintas Partners’ Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Cintas Partners’ Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Cintas Partners’ Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1993.
Cincinnati, Ohio
June 25, 2026

FINANCIAL STATEMENTS

Cintas Partners’ Plan
Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Assets
Cash	$—	$602,041
Investments at fair value	4,143,019,079	3,790,941,972
Fully benefit-responsive investment contracts at contract value	225,394,796	221,880,986

Receivables:
Notes receivable from Participants	64,321,077	58,619,410
Interest and dividend income	22,053	30,531
Total receivables	64,343,130	58,649,941
Total assets	4,432,757,005	4,072,074,940

Liabilities
Other payables	614,714	—
Total liabilities	614,714	—

Net assets available for benefits	$4,432,142,291	$4,072,074,940

See accompanying notes.

Cintas Partners’ Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2025	2024
Additions
Investment income:
Interest and dividend income	$30,948,728	$36,302,128
Net appreciation in fair value of investments	389,659,592	542,332,098
	420,608,320	578,634,226

Interest income on notes receivable from Participants	4,915,115	4,018,866

Contributions:
Employer	129,675,734	113,646,591
Participants	176,414,916	156,566,668
Rollovers	13,383,676	13,046,699
Total contributions	319,474,326	283,259,958

Total additions	744,997,761	865,913,050

Deductions
Benefit payments	381,305,067	306,338,357
Administrative expenses	3,625,343	3,969,390
Total deductions	384,930,410	310,307,747
Net increase	360,067,351	555,605,303

Net assets available for benefits at beginning of year	4,072,074,940	3,516,469,637
Net assets available for benefits at end of year	$4,432,142,291	$4,072,074,940

See accompanying notes.

Cintas Partners’ Plan
Notes to Financial Statements
December 31, 2025

1.     Description of the Plan

The following description of the Cintas Partners’ Plan (the Plan) provides only general information and is provided for general informational purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
Cintas Corporation (Cintas or the Company) established the Plan on June 1, 1991, upon the merger of the Cintas Corporation Profit-Sharing Plan and the Cintas Corporation Employee Stock Ownership Plan (the ESOP). Effective June 1, 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pretax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Cintas is the Plan Administrator, Alight Solutions serves as the Recordkeeper and Fifth Third Bank serves as the Plan Trustee (the Trustee).

Eligibility and Participation
The Participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service at which time Participants are automatically enrolled, unless they affirmatively decline to participate. The Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service. Eligible Participants will receive an allocation of the Company’s contributions following the end of the Company’s fiscal year (May 31), provided they are credited with at least 1,000 hours of service during the preceding Plan year and are employed by the Company on the last business day of the Company’s fiscal year (May 31).

Contributions
A Participant is permitted to make voluntary pretax contributions to the Plan in any whole percent of the Participant’s annual compensation from 1% to 75%. If no election is made, a participant is automatically enrolled at 3%. The automatic contribution will be invested in the Plan’s default fund (the T. Rowe Price Target Date Fund that corresponds to the Participant’s age at the time the 401(k) Contribution is made) if no other investment elections have been made. Contributions from Plan participants are recorded in the year in which the employee contributions are withheld from compensation. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants’ pretax contributions.

A Participant may rollover proceeds of a lump-sum distribution from another qualified plan or transfer proceeds of a distribution from certain individual retirement accounts into the Participant’s account. The Company’s profit-sharing and ESOP contributions are allocated to each eligible Participant’s profit-sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company’s Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts
Each Participant’s account is credited with the Participant’s voluntary pretax contributions and an allocation of: (i) the Company’s profit-sharing contribution, (ii) the Company’s ESOP contribution, (iii) the Company’s matching contribution, and (iv) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant’s pretax contributions multiplied by the matching contribution percentage, if any, determined by the

Company’s Board of Directors each year. The allocation for (iv) is based upon the ratio of each Participant’s account value to the total value within the respective fund as of the valuation date.

In 2020, the Plan was amended to allow Cintas to make a special allocation of any portion of the profit-sharing contributions as it determines in its sole discretion to all salaried and hourly non-exempt Participants who are otherwise entitled to receive a profit-sharing contribution.

Forfeitures
Forfeitures totaled $1,664,724 and $1,911,577 at December 31, 2025 and 2024, respectively, within the Plan. These funds may be used at the discretion of the Company; first, to restore forfeitures of Participants who are re-employed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be used to reduce future Company contributions. No amounts were used to pay Plan expenses for the years ended December 31, 2025 and 2024. $3,000,102 and $2,217,469 in accumulated forfeitures were used to reduce Company contributions for the years ended December 31, 2025 and 2024, respectively.

Investment Elections
The ESOP’s only investment option is the Company’s common stock. The Company’s Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP contributions into one or more of the investment options of the Plan once they have three years of service with the Company. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock. The Plan allows the Participants to direct their 401(k) deferral matching, rollover, and profit-sharing contributions into one or more of the investment options of the Plan.

Benefits and Vesting
The benefits to which the Participants are entitled cannot exceed the value of the Plan’s net assets available for benefits. Employee pretax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants’ vesting for their balances in the ESOP contributions account and profit-sharing contributions account are 100% vested after three years of vesting service, with no partial vesting.

A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percent Vested

Fewer than 2 years	0%
2 years but fewer than 3 years	20%
3 years but fewer than 4 years	40%
4 years but fewer than 5 years	60%
5 years or more	100%
Participant Loans
The Participants may borrow, from their eligible Plan contributions, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant’s pretax contributions account, rollover contributions account, and vested transfer contributions account or $50,000, less the Participant’s highest outstanding loan balance during the 12-month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate as of the 15th day of the month prior to the first day of the month in which the loan is taken, and loan terms are not to be less than six months or greater than five years. The balance in the Participant’s account secures the loan.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits
A Participant may receive a lump-sum amount of the vested portions of his or her account at any time after having been terminated from Cintas within a reasonable administrative period. The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account: (i) in monthly, quarterly, semiannual, or annual installment payments over a period of less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his or her ESOP contributions account and any other account in which the Participant has directed such funds to be invested in full shares of the Company’s common stock.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for Participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS), and a Participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan that are not paid by the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

2.     Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from Participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements. Net realized and unrealized appreciation related to investments is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments. Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements
The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes among market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–Quoted prices for similar assets and liabilities in active markets

–Quoted prices for identical or similar assets or liabilities in markets that are not active

–Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Legal Contingencies
The Company, the Board of Directors, Scott Farmer (Executive Chairman) and the Investment Policy Committee are defendants in a purported class action, filed on December 13, 2019, pending in the U.S. District Court for the Southern District of Ohio alleging violations of the Employee Retirement Income Security Act of 1974 (ERISA). The lawsuit asserts that the defendants improperly managed the costs of the Plan, breached their fiduciary duties in failing to investigate and select lower cost alternative funds and failed to monitor and control the Plan’s recordkeeping costs. In November 2023, an agreement in principle was reached with the plaintiffs, which would require a payment of an immaterial amount that would be covered by the Company's insurance, with no material impact on the Plan’s financial statements. The settlement has received final approval by the U.S. District Court for the Southern District of Ohio. The settlement was posted to applicable participant accounts and checks were mailed to previous participants no longer in the plan in August 2025.

3.     Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2025
	Level 1	Level 2	Level 3	Total

Cash	$—	$—	$—	$—
Investments:
Interest-bearing cash	21,270,550	—	—	21,270,550
Cintas Corporation common stock	1,595,831,272	—	—	1,595,831,272
Mutual funds	1,025,877,122	—	—	1,025,877,122
Common collective trusts	1,500,040,135	—	—	1,500,040,135
Total assets at fair value	$4,143,019,079	$—	$—	$4,143,019,079

	2024
	Level 1	Level 2	Level 3	Total

Cash	$602,041	$—	$—	$602,041
Investments:
Interest-bearing cash	22,290,701	—	—	22,290,701
Cintas Corporation common stock	1,647,839,447	—	—	1,647,839,447
Mutual funds	896,154,669	—	—	896,154,669
Common collective trusts	1,224,657,155	—	—	1,224,657,155
Total assets at fair value	$3,791,544,013	$—	$—	$3,791,544,013

The following is a description of the valuation methods used for investments measured at fair value.

•Interest-bearing cash: The fair value is based on the actual observable value of the underlying money market funds and is priced daily at the close of business based on an active market. The Plan does not adjust the quoted market price for such financial instruments.
•Cintas Corporation common stock: The fair value is based on observable market quotations of the Company’s common stock, which is traded on a national exchange and is priced on a daily basis at the close of business. The Plan does not adjust the quoted market price for the Company’s common stock.
•Mutual funds: The fair value is based on observable market quotations for the actual underlying funds, which is traded on national exchange and is priced on a daily basis at the close of business. The Plan does not adjust the quoted market price for such financial instruments.
•Common collective trusts: The common collective trusts are public investment vehicles valued at net asset value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The daily NAV is available to Participants of the Plan when they log into their online account to view their current balance. The common collective trusts allow Participants to make daily redemption requests at the current NAV. The Plan has determined that the common collective trusts have readily determinable fair values based on similar assets (i.e., mutual funds) and, therefore, each meet the criteria to be classified as Level 1. The Plan does not adjust the daily NAV available to Participants.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4.     Investment Contract with Insurance Company

The Plan holds synthetic guaranteed investment contracts (SGICs). These SGICs meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less Participant withdrawals, and administrative expenses.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The Plan invests in SGICs that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The SGICs provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with Participants is probable.

SGICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:
•A breach of material obligation under the contract
•An uncured violation of the Plan’s investment guidelines
•A material misrepresentation
•A material amendment to the Plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, and the Plan was unable to obtain a replacement investment contract, withdrawing Participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so.

The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.

If a SGIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

5.     Related-Party and Parties-In-Interest Transactions

Certain of the Plan’s investments include interest-bearing cash that is managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the years ended December 31, 2025 and 2024, the Plan received $14,716,487 and $12,928,994, respectively, in common stock dividends from the Company.

6.     Income Tax Status

The Plan has received a determination letter from the IRS dated February 9, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (Treasury) dated November 15, 2024, stating that the Plan is qualified under Section 1081.01 of the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code).

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their accounts.

8.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Partners’ Plan
EIN #31-1188630 Plan #006
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value

Cintas Corporation common stock
Cintas Corporation Common Stock Fund*	8,485,881 shares	$1,595,831,272

Interest-bearing cash within the Cintas Corporation Common Stock Fund
Fifth Third Banksafe Cash Deposit Account*		21,270,550
		1,617,101,822

Mutual funds
Artisan Mid Cap Fund	2,761,650 shares	115,188,404
DFA Large Cap Value Fund	2,205,327 shares	124,181,987
Fidelity Advisor International Capital Appreciation Fund	2,355,274 shares	84,766,323
Dodge & Cox Income Fund	3,235,861 shares	41,613,166
Vanguard Small Cap Index Institutional Fund	314,557 shares	112,199,208
PIMCO Real Return Fund	1,422,258 shares	14,748,817
PIMCO Investment Grade Credit Bond Fund	2,296,852 shares	21,131,035
Fidelity 500 Index Fund	1,134,718 shares	269,745,266
Vanguard Russell 1000 Growth	258,713 shares	242,302,916
		1,025,877,122

Common collective trust (CCT)
T. Rowe Price Retirement Trust Fund	1,858,999 shares	42,292,230
T. Rowe Price 2020 Trust Fund	1,053,419 shares	31,560,425
T. Rowe Price 2025 Trust Fund	2,506,111 shares	82,426,001
T. Rowe Price 2030 Trust Fund	4,482,107 shares	162,745,304
T. Rowe Price 2035 Trust Fund	4,779,491 shares	190,319,330
T. Rowe Price 2040 Trust Fund	8,231,169 shares	351,388,610
T. Rowe Price 2050 Trust Fund	11,294,619 shares	505,660,109
T. Rowe Price 2060 Trust Fund	4,642,172 shares	133,648,126
		1,500,040,135

Synthetic guaranteed investment contracts
Fifth Third BankSafe Cash Deposit Account*		1,251,681
Prudential Synthetic Wrap GA-62421, variable rate funds:
Fixed Income Term Fund 2025		797,532
Fixed Income Term Fund 2026		9,375,932
Fixed Income Term Fund 2027		9,028,868
Fixed Income Term Fund 2028		9,464,341
Fixed Income Term Fund 2029		10,562,235
Prudential Short Duration Gov/Credit Bond Fund CCT		28,317,445
Prudential Life Insurance Company of America (wrap contract)		824,751

Cintas Partners’ Plan
EIN #31-1188630 Plan #006
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2025

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value
Synthetic guaranteed investment contracts (continued)
Voya MCA-60393, variable rate funds:
Fixed Income Term Fund 2025		339,605
Fixed Income Term Fund 2026		2,644,950
Fixed Income Term Fund 2027		3,047,530
Fixed Income Term Fund 2028		3,038,838
Fixed Income Term Fund 2029		3,886,324
Voya MCA-60393 (Intermediate Core Fund) CCT		36,658,214
Voya MCA-60393 (Loomis Sayles Intermediate Gov/Credit Fund) CCT		32,597,423
Voya MCA-60393 (wrap contract)		1,749,866
Met Tower Life 39881, variable rate funds:
Fixed Income Term Fund 2025		274,196
Fixed Income Term Fund 2026		2,092,940
Fixed Income Term Fund 2027		2,410,191
Fixed Income Term Fund 2028		2,367,452
Fixed Income Term Fund 2029		3,095,709
Met Tower Life 39881 (Intermediate Core Fund) CCT		28,825,675
Met Tower Life 39881 (Loomis Sayles Intermediate Gov/Credit Fund) CCT		31,071,188
Met Tower Life 39881 (wrap contract)		1,671,910
		225,394,796
	Varying maturity dates with interest rates ranging from
Participant loans*	4.25 - 10.5%	64,321,077
		$4,432,734,952

* Indicates party-in-interest to the Plan

EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS’ PLAN

Date:	June 25, 2026	By:	/s/ Max Langenkamp
Max Langenkamp
Chief Diversity Officer and Senior Vice President of Human Resources